SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cheniere Energy, Inc.
(Name of Issuer)

Common Stock, $0.003 Par Value
(Title of Class of Securities)

16411R208
(CUSIP Number)

Andrew Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
6,529,935

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
6,529,935

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,529,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.77%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
6,529,935

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
6,529,935

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,529,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.77%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
6,529,935

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
6,529,935

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,529,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.77%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
10,719,782

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
10,719,782

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,719,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.54%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
10,719,782

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
10,719,782

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,719,782

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.54%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
15,399,954

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
15,399,954

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,399,954

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                6.52%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
15,399,954

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
15,399,954

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,399,954

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.52%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
26,119,736

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
26,119,736

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,119,736

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.07%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
26,119,736

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
26,119,736

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,119,736

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.07%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
26,119,736

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
26,119,736

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,119,736

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.07%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
26,119,736

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
26,119,736

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,119,736

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.07%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 16411R208

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
26,119,736

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
26,119,736

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,119,736

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.07%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 16411R208

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
32,649,671

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
32,649,671

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,649,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.83%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 8 to the Schedule 13D relating to the shares of Common Stock, $0.003 par value ("Shares"), issued by Cheniere Energy, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 6, 2015, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on August 24, 2015, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on August 31, 2015, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on September 14, 2015, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on September 28, 2015, Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on October 1, 2015, Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on November 9, 2015 and Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on November 12, 2015 (collectively, the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 32,649,671 Shares. The aggregate purchase price paid by the Reporting Persons for the Shares was approximately $1.942.4 million (including commissions and premiums for options to purchase Shares).  The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers.  The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 32,649,671 Shares, representing approximately 13.83% of the Issuer's outstanding Shares (based upon the 236,032,655 Shares stated to be outstanding as of October 20, 2015 by the Issuer in Amendment No. 1 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015).

(b) High River has sole voting power and sole dispositive power with regard to 6,529,935 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 10,719,782 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 15,399,954 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5(c) of the Schedule 13D is herby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since November 12, 2015, the date of the last amendment to the Schedule 13D filed by the Reporting Persons in respect of the Shares. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	12/03/2015	134,687.00	$44.29
High River Limited Partnership	12/04/2015	240,780.00	$44.39
High River Limited Partnership	12/07/2015	180,872.00	$40.96

Icahn Partners LP	12/03/2015	352,004.00	$44.29
Icahn Partners LP	12/04/2015	567,863.00	$44.39
Icahn Partners LP	12/07/2015	426,563.00	$40.96

Icahn Partners Master Fund LP	12/03/2015	186,743.00	$44.29
Icahn Partners Master Fund LP	12/04/2015	395,255.00	$44.39
Icahn Partners Master Fund LP	12/07/2015	296,927.00	$40.96

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2015

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 8 to Schedule 13D – Cheniere Energy, Inc.]